

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2023

Tom Reilly
Executive Vice President and Chief Financial Officer
Amarin Corporation plc
Iconic Offices, The Greenway
112 – 114 St Stephens Green
Block C Ardilaun Court
Dublin 2

> **Re: Amarin Corporation plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 1, 2023**
> **File No. 000-21392**

Dear Tom Reilly:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Notes to Consolidated Financial Statements
Note 2—Significant Accounting Policies
Inventory, page F-10

1. Tell us and clarify in future filings the meaning of "normal operating cycle" as used in your accounting policy disclosure and why the criteria is appropriate for classification of inventory as long-term. Discuss the shelf-life associated with your product and explain why you believe you will be able to realize the inventory prior to the expiration of the shelf life.

<u>Restructurings, page F-14</u>

2.   Please tell us and confirm you will disclose in future filings your accounting policy for recognizing restructuring charges or direct us to existing disclosure. Provide us the GAAP guidance used for your accounting treatment.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Ibolya Ignat at 202-551-3636 or Mary Mast at 202-551-3613 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences